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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        For the three and nine months ended September 30, 2014 and 2013, the computation of ratio of earnings to fixed charges is as follows (dollars in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Earnings:
Income before taxes	$88,452	$100,855	$291,586	$300,945
Fixed charges	74,133	65,013	207,965	187,461

Total earnings	$162,585	$165,868	$499,551	$488,406

Fixed charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	$74,115	$64,997	$207,912	$187,404
Estimate of the interest component of rental expense	18	16	53	57

Total Fixed charges	$74,133	$65,013	$207,965	$187,461

Ratio of earnings to fixed charges	2.19	2.55	2.40	2.61

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  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES